FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 2010

Commission File Number: 001-12568

BBVA French Bank S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                     No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA Banco Francés S.A.

TABLE OF CONTENTS

Item

1.	Letter to the Buenos Aires Stock Exchange regarding Resignation of the Director Manuel Mendez del Piovich

Buenos Aires, December 17, 2010

COMISIÓN NACIONAL DE VALORES

(NATIONAL SECURITIES COMMISSION)

Buenos Aires

Dear Sirs:

Ref: Material Fact - Resignation of the Director - Manuel Mendez del Río Piovich

This letter is to inform you that at a meeting held on December 16, 2010 BBVA Banco Francés S.A.’s Board of Directors has decided to accept the resignation presented by its Director, Manuel Mendez del Rio Piovich.

Yours sincerley,

BBVA BANCO FRANCÉS S.A.

NC

Reconquista 199 (C1003ABB) Casilla de Correo 3196 Correo Central (1000) Buenos Aires Argentina

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA Banco Francés S.A.

Date:	December 17, 2010	By:	/S/ JOSÉ CARLOS LÓPEZ ALVAREZ
			Name:	José Carlos López Alvarez
			Title:	Chief Financial Officer